7/29

82- SUBMISSIONS FACING S

02042927

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME C.I. Fund Management Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FILE NO. 82- 4994 FISCAL YEAR 5-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/26/02

82-4994

AR/S
5-31-02

Consolidated Financial Statements

C.I. Fund Management Inc.

May 31, 2002 and 2001

AUDITORS' REPORT

To the Shareholders of
C.I. Fund Management Inc.

We have audited the consolidated balance sheets of **C.I. Fund Management Inc.** as at May 31, 2002 and 2001 and the consolidated statements of income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at May 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
June 28, 2002.

Ernst & Young LLP
Chartered Accountants

C.I. Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

As at May 31

	2002 $	2001 $
ASSETS		
Current		
Cash	**3,108,213**	40,561
Marketable securities	**42,437,124**	5,860,877
Accounts receivable and prepaid expenses *[note 8(c)]*	**16,959,402**	16,987,611
Total current assets	**62,504,739**	22,889,049
Capital assets *[note 5]*	**2,627,477**	4,125,078
Deferred sales commissions, net of accumulated amortization of $323,507,788 [2001 - $235,695,402]	**221,892,159**	326,202,963
Goodwill, net of accumulated amortization of $235,819,424 [2001 - $137,548,975]	**—**	98,270,449
Other assets *[note 6]*	**3,717,211**	5,516,284
	290,741,586	457,003,823
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**32,486,690**	29,092,929
Income taxes payable	**36,520,643**	1,065,351
Total current liabilities	**69,007,333**	30,158,280
Deferred lease inducement	**1,656,425**	1,976,586
Long-term debt *[note 7]*	**82,500,000**	61,000,000
Future income taxes *[note 9]*	**77,643,569**	99,453,191
Total liabilities	**230,807,327**	192,588,057
Minority interest	**3,174,090**	3,581,944
Shareholders' equity		
Share capital *[note 8(a)]*	**293,449,762**	306,533,632
Deficit	**(236,689,593)**	(45,699,810)
Total shareholders' equity	**56,760,169**	260,833,822
	290,741,586	457,003,823

See accompanying notes

On behalf of the Board:

Director

Directr

C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

Years ended May 31

	2002 $	2001 $
REVENUE		
Management fees	**382,991,534**	464,541,841
Administration fees and other income	**23,991,112**	45,771,073
Redemption fees	**41,118,274**	28,708,962
Performance fees	**1,115,281**	2,552,083
Expenses recovered from mutual funds	**63,535,689**	73,481,520
	512,751,890	615,055,479
Net fees paid to securitization vehicles *[note 4]*	**(408,361)**	(4,156,630)
	512,343,529	610,898,849
EXPENSES		
Selling, general and administrative	**80,043,551**	99,659,799
Investment adviser fees	**39,790,637**	41,497,122
Trailer fees	**97,772,685**	115,608,991
Distribution fees to limited partnerships *[note 3]*	**10,558,014**	16,213,665
Amortization of deferred sales commissions	**201,554,618**	183,948,576
Interest *[note 7]*	**3,334,278**	6,461,191
Other	**15,308,436**	13,572,460
	448,362,219	476,961,804
Minority interest	**5,198,447**	9,602,389
Income before income taxes and amortization of goodwill	**58,782,863**	124,334,656
Provision for income taxes		
Current	**43,766,624**	8,487,328
Future	**(21,809,622)**	25,784,698
	21,957,002	34,272,026
Income before amortization of goodwill	**36,825,861**	90,062,630
Amortization of goodwill	**98,270,449**	78,563,693
Net income (loss) for the year	**(61,444,588)**	11,498,937
Deficit, beginning of year	**(45,699,810)**	(11,386,906)
Cost of shares repurchased in excess of stated value *[note 8(a)]*	**(118,914,427)**	(41,227,411)
Dividends declared	**(10,630,768)**	(4,584,430)
Deficit, end of year	**(236,689,593)**	(45,699,810)
Earnings per share before amortization of goodwill	**0.21**	0.49
Diluted earnings per share before amortization of goodwill *[note 8(d)]*	**0.20**	0.47
Earnings (loss) per share	**(0.35)**	0.06
Diluted earnings (loss) per share *[note 8(d)]*	**(0.35)**	0.06

See accompanying notes

C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended May 31

	2002 $	2001 $
OPERATING ACTIVITIES		
Net income (loss) for the year	**(61,444,588)**	11,498,937
Add (deduct) items not involving cash		
Depreciation and amortization	**100,126,519**	83,490,865
Future income taxes	**(21,809,622)**	25,784,698
Amortization of deferred sales commissions	**201,554,618**	183,948,576
Gain on sale of marketable securities	**(805,607)**	(22,628,722)
Minority interest	**5,198,447**	9,602,389
Other	**—**	240,000
	222,819,767	291,936,743
Net change in non-cash working capital balances related to operations	**39,517,370**	(9,381,438)
Cash provided by operating activities	**262,337,137**	282,555,305
INVESTING ACTIVITIES		
Additions to capital assets	**(666,684)**	(2,922,469)
Dispositions of capital assets	**—**	2,024,438
Purchase of marketable securities	**(65,910,415)**	(67,150,702)
Proceeds on sale of marketable securities	**30,139,775**	90,162,059
Sales commissions	**(97,243,814)**	(199,612,481)
Dispositions of other assets	**1,146,423**	4,029,749
Cash used in investing activities	**(132,534,715)**	(173,469,406)
FINANCING ACTIVITIES		
Long-term debt *[note 7]*	**21,500,000**	(57,000,000)
Repurchase of share capital *[note 8(a)]*	**(139,289,860)**	(47,376,185)
Issuance of share capital *[note 8(a)]*	**7,291,563**	5,586,128
Distributions to minority interest	**(5,605,705)**	(9,383,109)
Dividends paid to shareholders	**(10,630,768)**	(4,584,430)
Cash used in financing activities	**(126,734,770)**	(112,757,596)
Net increase (decrease) in cash during the year	**3,067,652**	(3,671,697)
Cash, beginning of year	**40,561**	3,712,258
Cash, end of year	**3,108,213**	40,561
Operating cash flow per share	**1.27**	1.60
Diluted operating cash flow per share *[note 8(d)]*	**1.22**	1.53
Supplemental cash flow information		
Interest paid	**3,009,295**	6,821,228
Income taxes paid	**6,249,789**	8,863,177

See accompanying notes

C.I. Fund Management Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of presentation

The consolidated financial statements include the accounts of C.I. Fund Management Inc. [the "Corporation"], CI Mutual Funds Inc. ["CIMF"] and its wholly-owned subsidiaries, InfoWise Inc., CI GP Limited, CI Fund Services Inc., CI Capital Management Inc., CI FEES Trust, CI Global Holdings Inc. and CI Global Holdings USA Inc. The accounts of partially-owned subsidiaries, BPI Global Asset Management LLP ["BGAM"], CI Global Advisors LLP and Webb Capital Management LLP, are also included in the consolidated financial statements.

Hereinafter, the Corporation and its subsidiaries are referred to as the Corporation.

The Corporation's investment in Trilogy Advisors, LLC, Altus Hedge Partners International Inc. and Altrinsic Global Advisors, LLC are accounted for using the equity method. Accordingly, the Corporation's proportionate share of earnings is included in income.

Revenue recognition

Management fees are based upon the net asset value of the respective funds and are recognized on an accrual basis.

Administration fees are recognized as earned.

Performance fees are recognized when management is assured of their realization.

Redemption fees payable by unitholders of deferred sales charge mutual funds, the sales commission of which was financed by the Corporation, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.

Deferred sales commissions

Commissions paid on sales of deferred sales charge mutual funds represent commissions paid by the Corporation to brokers and dealers, and are recorded on the trade date of the sale of the applicable mutual fund securities. These commissions are deferred and amortized over 36 months from the date recorded.

Goodwill

Goodwill is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over three years. The Corporation evaluates the carrying value of goodwill for potential impairment based on estimated future cash flows. Any impairment would be written off to income.

Marketable securities

Marketable securities consist of investments in mutual fund units and shares of publicly traded companies. These investments are carried at the lower of cost and market value.

Capital assets

Capital assets are recorded at cost less accumulated depreciation and amortization. These assets are depreciated or amortized over their estimated useful lives as follows:

Computer hardware	30% diminishing balance or straight-line over three to four years
Computer software	straight-line over two to four years
Office equipment	20% diminishing balance or straight-line over five years
Leasehold improvements	straight-line over the term of the lease
Property	straight-line over twenty-five years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2002 and 2001

Foreign currency translation

Foreign currency denominated items are translated into Canadian dollars as follows:

Integrated foreign subsidiaries are financially or operationally dependent on the Corporation. Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars using historical rates. Revenue and expenses are translated at average rates prevailing during the year. Translation exchange gains and losses of integrated foreign subsidiaries are included in income.

Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. At the balance sheet date, monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at that date, revenue and expenses are translated at exchange rates prevailing during the year and the resulting translation exchange gains and losses are included in income.

Exchange gains and losses on forward contracts are included in income in the same period as the gains or losses on the items hedged.

Deferred lease inducement

Lease inducements are deferred and amortized over the term of the lease.

Incentive stock option plan

The Corporation has a stock-based compensation plan, which is described in note 8[b]. No compensation expense is recognized for the plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Fair value of financial instruments

The estimated fair values of all financial instruments approximate their carrying amounts in the consolidated balance sheets except for marketable securities as at May 31, 2002, which had a market value of approximately $47 million.

The Corporation has a forward contract outstanding as at May 31, 2002 to sell U.S. $12.5 million at a forward rate of $1.5613 on August 15, 2002. The fair value of this contract is approximately $0.4 million as at May 31, 2002.

Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings and operating cash flow per share

The treasury stock method is used in the calculation of per share amounts. Basic per share amounts are determined by dividing income (loss) or operating cash flow, as applicable, by the weighted average number of shares outstanding during the year. Fully diluted per share amounts are determined by adjusting the weighted average number of shares outstanding for the dilutive effect of stock options.

In fiscal 2002, the Corporation has changed its accounting policy for earnings and operating cash flow per share, as described in note 8[d].

2. OPERATIONS

The Corporation is incorporated under the laws of Ontario. The primary business of the Corporation is the marketing, management and administration of the CI Mutual Funds [the "Funds"].

In addition to management fees derived from the Funds, the Corporation recovers administrative expenses incurred on behalf of the Funds relating to their operation.

The Corporation employs the services of various investment advisers to act as advisers with respect to the investment portfolios of the Funds.

In certain cases, the Corporation has granted the rights to arrange for the distribution of the securities of the Funds sold on a deferred sales charge basis to limited partnerships and securitization vehicles *[notes 3 and 4]*.

In addition to commissions paid to dealers on the sale of securities of the Funds by the Corporation, certain limited partnerships and securitization vehicles, the Corporation pays fees ["trailer fees"] to dealers to provide ongoing services to investors in the Funds. These trailer fees range up to 1% per annum based on the net asset value of the underlying securities of the Funds and are payable monthly or quarterly.

C.I. Fund Management Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2002 and 2001

3. LIMITED PARTNERSHIPS

During various periods for certain Funds prior to July 31, 1997, selling commissions on sales of securities of the Funds under the deferred sales charge method were financed by various limited partnerships. In return, the limited partnerships receive any redemption fees paid with respect to the related securities and the Corporation is obligated to pay the limited partnerships an annual fee based on the net asset value of the securities sold so long as such securities remain outstanding and the applicable partnership has not been wound up. As at May 31, 2002 the net asset value of securities of the Funds financed by the limited partnerships was $1,612 million [2001 - $2,340 million].

4. SECURITIZATION VEHICLES

During the period from July 1, 1994 to December 31, 1994, selling commissions on sales of securities of certain of the Funds under the deferred sales charge method were paid by BPI (1994) Fees Partnership, and the periods from October 1, 1995 to December 31, 1995 and from June 1, 1998 to December 31, 1998 were paid by BPI (1995) Fees Partnership [collectively, the "Fees Partnerships"]. The Fees Partnerships assumed responsibility for providing transfer agency functions and investor reporting services for the securities financed pursuant to Distribution and Administration Agreements. In return, the Fees Partnerships received any redemption fees paid with respect to the financed securities and received annual distribution and administration fees totaling a maximum of 1.70% of the net asset value of the outstanding financed securities.

On July 31, 2001, the Corporation repurchased the obligations of the Fees Partnerships for $12,190,807. Of this amount, $290,339 was recorded as a current period expense representing interest charges and closing costs, and $11,900,468 was included in deferred sales commissions and amortized over the period ended May 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2002 and 2001

5. CAPITAL ASSETS

Capital assets consist of the following:

	2002		2001	
	Cost $	Accumulated depreciation and amortization $	Cost $	Accumulated depreciation and amortization $
Computer hardware and software	**15,278,599**	**14,215,889**	14,951,373	12,723,325
Office equipment	**4,597,457**	**3,503,316**	4,331,515	2,926,325
Leasehold improvements	**3,257,827**	**3,050,208**	3,184,311	2,977,208
Property	**345,372**	**82,365**	345,372	60,635
	23,479,255	**20,851,778**	22,812,571	18,687,493
Less accumulated depreciation and amortization	**20,851,778**		18,687,493	
Net book value	**2,627,477**		4,125,078	

Reflected in the accounts of the Corporation for 2001 is additional depreciation and amortization expense of approximately $983,000 as a result of a review of the estimates of the useful life of the capital assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2002 and 2001

6. OTHER ASSETS

Other assets consist of the following:

	2002 $	2001 $
Investment in limited partnership	**1,672,922**	1,801,473
Investment in securitization vehicles	**—**	1,151,316
Investment in BGAM-managed funds	**1,412,427**	1,457,732
Contingency fund deposits	**30,000**	30,000
Other	**601,862**	1,075,763
	3,717,211	5,516,284

7. LONG-TERM DEBT

The Corporation has arranged a revolving credit facility with a Canadian chartered bank for general corporate purposes for $250 million, which expires on September 22, 2005. Amounts may be borrowed under this facility through prime rate loans, U.S. base rate loans or bankers' acceptances, which bear interest at bankers' acceptance rates plus 0.35% to 0.50% depending on the status of a particular financial ratio. The agreement requires the Corporation to meet certain financial ratios on a quarterly basis.

The facility is collateralized by a registered general security agreement from the Corporation, hypothecation of the shares of CIMF, and assignment of the management agreements between CIMF and the Funds.

As at May 31, 2002, $82.5 million [2001 - $61 million] has been drawn on this facility in the form of bankers' acceptances at an effective interest rate of 2.76% [2001 - 4.89%]. Interest expense attributable to the long-term debt in fiscal 2002 was $2,924,577 [2001 - $5,990,276].

8. SHARE CAPITAL

[a] Details with respect to share capital are as follows:

	Common shares	
	Number of shares #	Stated value $
Authorized		
Unlimited preference shares		
Unlimited common shares		
Issued		
May 31, 2000	182,829,928	307,096,278
Share repurchase	(3,638,400)	(6,148,774)
Exercise of stock options	1,493,200	5,586,128
May 31, 2001	**180,684,728**	**306,533,632**
Share repurchase	**(11,943,900)**	**(20,375,433)**
Exercise of stock options	**2,044,600**	**7,291,563**
May 31, 2002	**170,785,428**	**293,449,762**

During fiscal 2002, 11,943,900 common shares [2001 - 3,638,400] were repurchased under a normal course issuer bid at an average cost of $11.66 per share [2001 - $13.02] for a total consideration of $139,289,860 [2001 - $47,376,185]. Deficit was increased by $118,914,427 [2001 - $41,227,411] for the cost of the shares in excess of their stated value.

During the period from June 1 to June 28, 2002, the Corporation repurchased an additional 3,149,000 common shares under the normal course issuer bid at an average cost of $11.17 per share for a total consideration of $35,177,584.

[b] Incentive stock option plan

The Corporation has established an incentive stock option plan [the "Plan"] for the executives, key employees and directors of the Corporation. The maximum number of common shares that may be issued under the Plan is 30,054,360. As at May 31, 2002, there are 12,720,200 [2001 - 13,522,000] common shares reserved for issuance on exercise of stock options. These options vest over periods of up to five years, may be exercised at prices ranging from $1.34 to $15.65 per common share with a total exercisable value of $85,447,287 and expire at dates up to 2007.

Details of the Plan activity and status for the years ended May 31, 2002 and 2001 are as follows:

	2002		2001	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding, beginning of year	**13,522,000**	**5.77**	13,601,600	4.77
Options granted	**1,372,300**	**12.00**	1,779,600	12.31
Options exercised	**(2,044,600)**	**3.57**	(1,493,200)	3.74
Options cancelled	**(129,500)**	**13.67**	(366,000)	8.76
Options outstanding, end of year	**12,720,200**	**6.72**	13,522,000	5.77
Options exercisable, end of year	**5,467,175**	**4.41**	4,186,600	3.63

Details of the Plan options outstanding and exercisable as at May 31, 2002 are as follows:

	Options outstanding			Options exercisable	
Range of exercise prices $	**Number outstanding**	**Weighted average remaining contractual life [years]**	**Weighted average exercise price $**	**Number exercisable**	**Weighted average exercise price $**
1.34 to 3.00	140,000	1.8	2.71	140,000	2.71
3.01 to 4.00	4,018,700	2.2	3.79	3,497,775	3.78
4.01 to 5.00	4,300,200	3.1	4.67	1,511,300	4.70
5.01 to 10.00	72,000	3.6	7.78	18,000	7.78
10.01 to 15.65	4,189,300	4.6	11.74	300,100	11.00
1.34 to 15.65	**12,720,200**	**3.3**	**6.72**	**5,467,175**	**4.41**

[c] Employee share purchase loans

The Corporation has an employee share purchase loan program. These loans are renewable yearly and bear interest at prescribed rates. As at May 31, 2002, the carrying amount of employee share purchase loans is $2,210,492 [2001 - $3,236,792] and is included in accounts receivable and prepaid expenses. These loans become due immediately upon termination of employment or sale of the shares that are held as collateral. As at May 31, 2002, the shares held as collateral have a market value of approximately $4,620,000 [2001 - $7,995,000].

[d] Earnings and operating cash flow per share and change in accounting policy

In fiscal 2002, the Corporation has retroactively adopted, with restatement of prior year amounts, the recommendations of The Canadian Institute of Chartered Accountants' Handbook Section 3500, *Earnings per Share*. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The change in accounting policy had no effect on earnings (loss) per share and diluted earnings (loss) per share before and after goodwill amortization for the years ended May 31, 2002 and 2001. The change resulted in an increase in diluted operating cash flow per share from $1.19 to $1.22 for the year ended May 31, 2002 and from $1.50 to $1.53 for the year ended May 31, 2001.

The weighted average number of shares outstanding for the years ended May 31 were as follows:

	2002 #	2001 #
Basic	**176,016,773**	182,715,753
Diluted	**182,098,663**	190,240,501

Diluted loss per share for the year ended May 31, 2002 is calculated using the basic weighted average number of shares outstanding for the year. All other diluted per share amounts are calculated using the diluted weighted average number of shares outstanding, which includes the dilutive effect of stock options. For this purpose, the effect of options for 312,465 shares [2001 - 215,992 shares] have been excluded because such options were not "in the money" during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2002 and 2001

9. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's future income tax liabilities and assets as at May 31 are as follows:

	2002 $	2001 $
Future income tax liabilities		
Deferred sales commissions	**80,071,822**	123,092,232
Other, net	**27,532**	761,989
Total future income tax liabilities	**80,099,354**	123,854,221
Future income tax assets		
Book depreciation and amortization in excess of CCA	**1,687,762**	1,715,943
Deferred lease inducement	**547,223**	658,262
Ontario corporate minimum tax credits	**220,800**	7,972,834
Non-capital loss carryforwards	—	14,053,991
Total future income tax assets	**2,455,785**	24,401,030
Net future income tax liabilities	**77,643,569**	99,453,191

The following is a reconciliation between the Corporation's statutory and effective income tax rates:

	2002 %	2001 %
Combined Canadian federal and provincial income tax rate	**40.2**	42.9
Increase (decrease) in taxes resulting from:		
Large Corporations Tax	—	0.3
Non-taxable portion of capital gains	**(0.3)**	(3.5)
Impact of rate changes on future income taxes	**(2.1)**	(12.4)
Other - net	**(0.4)**	0.3
	37.4	27.6

10. LEASE COMMITMENTS

The Corporation has entered into leases relating to the rental of office premises and computer equipment. The approximate future minimum annual rental payments under such leases are as follows:

	$
2003	12,951,000
2004	6,515,000
2005	3,791,000
2006	3,583,000
2007	3,112,000
2008 and thereafter	10,529,000

11. BUSINESS ACQUISITION

On May 22, 2002, the Corporation entered into a purchase agreement to acquire Spectrum Investment Management Limited, the mutual fund management subsidiary of Sun Life Financial Services of Canada Inc., and Clarica Diversico Ltd., the mutual fund management subsidiary of Clarica Life Insurance Company. As consideration, the Corporation has agreed to issue common shares of the Corporation that will represent 30% of the total number of issued and outstanding common shares of the Corporation immediately following the closing of the transaction. Based upon the number of common shares outstanding as at June 28, 2002, this would represent approximately 71 million common shares. The transaction is scheduled to close on July 24, 2002.